EX-99.(a)(5)(ii)

Press release
PHILADELPHIA, February 10, 2023

For immediate release

Delaware Enhanced Global Dividend and Income Fund announces expiration of tender offer

Today, Delaware Enhanced Global Dividend and Income Fund (“the Fund”), a New York Stock Exchange listed closed end fund trading under the symbol “DEX,” announced the preliminary results of its issuer tender offer to purchase for cash up to 3,186,291 of its common shares (“Common Shares”), representing up to 30% of its issued and outstanding Common Shares, without par value. The offer expired at 5:00 p.m., New York City time, on Friday, February 10, 2023. Based on current information, approximately 4,080,333 Common Shares, or approximately 38.42% of the Fund’s Common Shares outstanding, were tendered through the expiration date. This total does not include shares tendered pursuant to notices of guaranteed delivery. Because the number of shares exceeded 3,186,291 shares, the relative number of Common Shares that will be purchased from each shareholder will be prorated based on the number of Common Shares properly tendered.  The final number of Common Shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. The Fund expects to make cash payments for tendered and accepted Common Shares at a price equal to 98% of the Fund’s net asset value (NAV) as of the close of regular trading on the New York Stock Exchange on Monday, February 13, 2023.  Payment for Common Shares tendered and accepted is expected to be sent to tendering shareholders within approximately ten business days after the expiration date.

The Fund's primary investment objective is to seek current income, with a secondary objective of capital appreciation. Under normal market conditions, the Fund invests globally at least 80% of its assets in a combination of dividend-paying or income-generating securities across multiple asset classes, including but not limited to: equity securities of large, well-established companies; securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies); debt securities (such as government bonds; investment grade and high risk, high yield corporate bonds; and convertible bonds); and emerging market securities. The Fund also uses enhanced income strategies by engaging in dividend capture trading; option overwriting; and realization of gains on the sale of securities, dividend growth, and currency forwards.  There is no assurance that the Fund will achieve its investment objectives.
Under normal market conditions, the Fund will invest: (1) at most 60% of its net assets in securities of US issuers; (2) at least 40% of its net assets in securities of non-US issuers, unless market conditions are not deemed favorable by the Manager, in which case, the Fund would invest at least 30% of its net assets in securities of non-US issuers; and (3) up to 25% of its net assets in securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies). In addition, the Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.
The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.  A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”  Even though the Fund may realize current year capital gains, such gains may be offset, in whole or in part, by the Fund’s capital loss carryovers from prior years.
Under the Fund’s managed distribution policy, the Fund makes monthly distributions to common shareholders at a targeted annual distribution rate of 7.0% of the Fund’s average net asset value (“NAV”) per share. The Fund will calculate the average NAV per share from the previous three full months immediately prior to the distribution based on the number of business days in those three months on which the NAV is calculated. The distribution will be calculated as 7.0% of the prior three months’ average NAV per share, divided by 12. The Fund will generally distribute amounts necessary to satisfy the Fund’s managed distribution policy and the requirements prescribed by excise tax rules and Subchapter M of the Internal Revenue Code. This distribution methodology is intended to provide shareholders with a consistent, but not guaranteed, income stream and a targeted annual distribution rate and is intended to narrow any discount between the market price and the NAV of the Fund’s common shares, but there is no assurance that the policy will be successful in doing so.  The methodology for determining monthly distributions under the Fund’s managed distribution policy will be reviewed at least annually by the Fund’s Board of Trustees, and the Fund will continue to evaluate its distribution in light of ongoing market conditions.
The offer to purchase and other documents filed by the Fund with the SEC, including the Fund’s annual report for the fiscal year ended November 30, 2022, are available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US508 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments and renewables, real estate, agriculture and natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment adviser. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs more than 19,000 people in 33 markets and is listed on the Australian Securities Exchange. For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

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Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As of September 30, 2022

Contacts

Investors	Media contact
Georgeson LLC (during pendency of the tender offer)	Lee Lubarsky
888 605-8334	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

© 2023 Macquarie Management Holdings, Inc.

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